WORKSPORT LTD.	414-3120 Rutherford Road, Suite 414 Vaughan, Ontario, Canada L4K 0B2

October 30, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
W. John Cash
Edward M. Kelly
Erin M. Purnell

Re:	Worksport, Ltd.
Amendment No 2 to Offering Statement on Form 1-A
Filed October 21, 2020
File No. 24-11271

Dear Sir or Madam:

Worksport, Ltd. (the “Company”) is filing amendment number 4 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Steven Rossi, President of the Company, dated October 27, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Offering Statement on Form 1-A filed October 21, 2020

Summary, page 6

1. It appears that your common shares outstanding after the offering includes the shares underlying the warrants. Please tell us your basis for including these shares in the number of shares outstanding after the offering. In this regard, tell us whether you have firm commitments or agreements from the shareholders of their intent to exercise their warrants. The same comment also applies to your disclosure on page 22.

We have revised the shares outstanding after the offering to only reflect the 40,000,000 additional shares of common stock, as we have no commitments or agreements for the exercise of the warrants.

2. You state that the offering will terminate two years from the initial qualification date rather than one year from the initial qualification as is disclosed on the cover page of the offering circular and under “Plan of Distribution” on page 48. Please revise.

We have revised it to one year.

The Offering, page 22

3. Please revise the price per unit line to indicate that the price is fifteen cents per share instead of ten cents per share.

The Company has determined it is in its best interest to change the offering price back to ten cents per Unit throughout.

Dilution, page 25

4. We note your response to prior comment 2. Since it appears that you have not revised your net tangible book value and per share amounts as of June 30, 2020, we reissue the comment.

We have revised the calculation accordingly and have edited the disclosure in the Dilution Section.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Steven Rossi
Steven Rossi